Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
Validus Holdings, Ltd.
Hamilton, Bermuda
     We consent to the use of our audit reports dated February 27, 2009, with respect to the consolidated balance sheets of IPC Holdings, Ltd. as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated by reference in this registration statement (No. 333-152856) on Form S-3ASR of Validus Holdings, Ltd. and to the reference to our firm under the heading “Experts” in the prospectus.
(signed) KPMG
Chartered Accountants
Hamilton, Bermuda
January 21, 2010